WESTLAKE CHEMICAL PARTNERS LP

2801 Post Oak Boulevard, Suite 600

Houston, Texas 77056

Via EDGAR

July 25, 2014

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Westlake Chemical Partners LP

Registration Statement on Form S-1 (as amended)

File No. 333-195551

Ladies and Gentlemen:

On behalf of Westlake Chemical Partners LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:00 p.m. Eastern time on July 29, 2014, or as soon thereafter as practicable, unless the Partnership notifies you otherwise prior to such time. The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 960-1111 or E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 with any questions regarding this matter.

[Signature page follows]

Very truly yours,

Westlake Chemical Partners LP

By:	Westlake Chemical Partners GP LLC,
its general partner

By:	/s/ Albert Chao
Albert Chao
President, Chief Executive Officer and Director

cc:	David P. Oelman – Vinson & Elkins L.L.P.

E. Ramey Layne – Vinson & Elkins L.L.P.